

PRESS RELEASE
For Immediate Release

CAPITAL ENVIRONMENTAL REPORTS
SIX MONTHS 2003 RESULTS AND ANNOUNCES RESTATEMENT OF 2002
FINANCIAL STATEMENTS

BURLINGTON, ON (November 26, 2003) – Capital Environmental Resource Inc. (Nasdaq: CERI) today reported results for the six months ended June 30, 2003. Revenue for the six months ended June 30, 2003 was $56.6 million versus $45.3 million for the six months ended June 30, 2002, an increase of 25%. The revenue increase was due to volume increases of 9%, acquisitions of 6% and foreign exchange movements of 10%. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $7.8 million for the six months ended June 30, 2003 versus $10.5 million for the comparable period last year. The decrease in EBITDA is primarily due to increased legal and other administrative costs associated with the Company's expansion into the United States.

Net loss attributable to Common Shareholders for the six months ended June 30, 2003 was $24.3 million or $0.67 per share, versus a net loss attributable to common shareholders of $12.5 million, or $0.42 per share, as restated for the comparable period last year. Net loss attributable to common shareholders for the six months ended June 30, 2003 and 2002 includes non-cash preferred stock deemed dividends of $21.0 million and $14.7 million, respectively.

Capital's Chairman and Chief Executive Officer David Sutherland-Yoest commented, "Our Canadian operations continued to generate positive cash flow during the first half of the year. The investment we've made in building our management team and growing our business is beginning to show exciting results with our recently announced plans to acquire the North and Central Florida assets of Allied Waste Industries, Inc. (NYSE:AW) and Florida Recycling Services, Inc. and the related integration opportunities with our Omni landfill."

The Company also announced today that it will be restating its 2002 financial results as a result of a revision of the accounting treatment for certain Series 1 Preferred Shares relating to a February 2002 financing. The Company will file with the Securities and Exchange Commission on Form 20-F/A restated 2002 financial statements in order to reflect a non-cash deemed dividend of $14.7 million related to its February 2002 Series 1 Preferred Stock issuance which was converted to common in March 2002. The terms of the February 2002 Series 1 Preferred Stock Issuance have been fully disclosed in the Company's public filings. The effect of the restatement will be to decrease 2002 basic and diluted earnings per share from $0.06, as previously reported, to a net loss per share of $0.39, as restated. The restatement has no effect on the Company's reported cash flow, net income, total assets or shareholders' equity.

Commenting on the restatement, Capital's Executive Vice President and Chief Financial Officer Ron Rubin said, "The restatement, which is non-cash, is the result of a technical accounting rule, and has no impact on our financial position, liquidity or other business fundamentals. The proceeds raised from the preferred share issuance giving rise to the restatement were used by the Company primarily to fund acquisition growth."

Reconciliation of Non-GAAP Measures

The following table reconciles the differences between net income (loss) before cumulative effect of change in account principle, as determined under U.S. GAAP, and EBITDA:

	For the Six Months ended June 30,	
	2003	2002
Net income (loss) before cumulative effect of change in account principle	$ (3,805)	$ 2,176
Income tax provision (benefit)	(334)	730
Interest expense	5,185	3,356
Depreciation, depletion and amortization	6,791	4,261
EBITDA (1)	$ 7,837	$ 10,523

1. EBITDA represents income (loss) before cumulative effect of change in accounting principle, provision (benefit) for income taxes, interest expenses and depreciation, depletion and amortization. EBITDA is presented because the Company believes that it may be used by certain investors to analyze and compare the Company's operating performance between accounting periods and against the operating results of other companies that have different financing and capital structures or tax rates. In addition, management uses EBITDA, among other things, as an internal performance measure. The Company's lenders also use EBITDA and adjusted EBITDA to measure the Company's ability to service and/or incur additional indebtedness under its credit facility. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other financial statement data prepared in accordance with U.S. GAAP or as a measure of a company's performance, profitability or liquidity. EBITDA is not calculated under U.S. GAAP and therefore is not necessarily comparable to similarly titled measures of other companies.

The Company has scheduled a conference call to discuss the results of today's earnings announcement. The call will begin at 10:00 a.m. eastern time, Tuesday, December 2, 2003, where senior executives of the Company will discuss the six months results and other recent developments.

If you wish to participate in this call, please phone 1-800-273-9672. A post-view of the call will be available until Tuesday, December 9, 2003 by phoning 1-800-408-3053 or 416-695-5800 and entering reservation number 1506010.

For information contact:

Ron Rubin
Executive Vice President, Chief Financial Officer
480-281-1823

or

Greg Fairbanks

Executive Vice President-Strategic Planning and Investor Relations
480-281-1823

* * * *

Safe Harbor for Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada and the United States. The Company's web site is www.capitalenvironmental.com. Information on the Company's website does not form part of this press release.

CAPITAL ENVIRONMENTAL RESOURCE INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars; except per share amounts)

	Six Months Ended June 30,	
	2003	**2002**
		(As Restated)
Revenue	$ 56,562	$ 45,267
Operating expenses:		
Cost of operations	35,321	28,385
Selling, general and administrative	13,047	7,800
Depreciation, depletion and amortization	6,791	4,261
Foreign exchange loss (gain) and other	357	(1,441)
Income from operations	1,046	6,262
Interest expense	5,185	3,356
Income (loss) before income taxes	(4,139)	2,906
Income tax provision (benefit)	(334)	730
Net income (loss) before cumulative effect of change in accounting principle	(3,805)	2,176
Cumulative effect of change in accounting principle, net of provision for income taxes of $256	518	-
Net income (loss)	(3,287)	2,176
Deemed dividend on Series 1 Preferred Shares	(21,021)	(14,717)
Net income (loss) attributable to Common Shareholders	$ (24,308)	$ (12,541)
Basic and diluted earnings (loss) per share:		
Basic earnings (loss) per share before cumulative effect of change in accounting principle	$ (0.68)	$ (0.42)
Cumulative effect of change in accounting principle	0.01	-
Basic earnings (loss) per share	$ (0.67)	$ (0.42)
Diluted earnings (loss) per share before cumulative of change in accounting principle	$ (0.68)	$ (0.42)
Cumulative effect of change in accounting principle	0.01	-
Diluted earnings (loss) per share	$ (0.67)	$ (0.42)
Shares used in computing per share amounts (in thousands):		
Basic	36,537	29,652
Diluted	36,537	29,652

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